IN THE MATTER OF

FILE NO. 70-8491

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CETIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

_________________

Allegheny Ventures, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

_________________

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Hyun Park Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Gayle M. Hyman Deputy General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

        In the fourth quarter of 2002, Allegheny Ventures, Inc. performed a review of its unconsolidated investments and an assessment of capital distributions from those investments. As a result of this review, Allegheny Ventures, Inc. wrote-off its investment in Envirotech Investment Fund I L.P. (the “Partnership”). The partnership agreement between Allegheny Ventures, Inc. and the Partnership was in effect on December 31, 2004.

        As of December 31, 2004, Allegheny Ventures, Inc. through Envirotech Investment Fund I L.P. (the “Partnership”), held the investments outlined on Exhibit A, attached hereto.  Exhibit A includes investment portfolio information derived from the Partnership’s audited financial statements as of December 31, 2004. The Partnership was organized in the State of Delaware on April 13, 1985 to provide risk capital for, and make investments in the securities of privately held and publicly listed companies, including businesses in the development stage.

        Allegheny Ventures, Inc. did not receive any in-kind distributions from the Partnership during the twelve months ended December 31, 2004.

        The Consolidated Statement of Operations for the twelve months ended December 31, 2004 and the Consolidated Balance Sheet at December 31, 2004 for Allegheny Ventures, Inc., are also included as a part of this filing.

Dated: April 29, 2005	ALLEGHENY VENTURES, INC. BY: /S/ THOMAS R. GARDNER —————————————— Thomas R. Gardner Vice President & Controller

Exhibit A:

(Thousands of dollars)

			As of December 31, 2004
Company:	Investment Date:	Description:	Cost:	Valuation:
QuestAir Technologies, Inc. (Formerly Quest Air Gases)	December 20, 1999	Develops products for the industrial oxygen and fuel cell markets.	$1,817	$1,532
RedPrairie Corporation (Formerly McHugh Software International, Inc.)	October 27, 1998	Warehouse and transportation management software and services.	2,364	4,728
Trexel, Inc.	December 22, 1999	Licenses and manufactures equipment for implementation of microcellular foam technology.	516	258
Valdor Fiber Optics, Inc.	June 23, 1997	Fiber-optic connectors.	1,068	639

			$5,765	$7,157

Allegheny Ventures, Inc.
Consolidated Statement of Operations
(In thousands)
(Unaudited)

Year ended December 31, 2004
Operating revenues	$40,016
Operating expenses:
Gas purchases	13
Operations and maintenance	46,364
Depreciation and amortization	2,711
Taxes other than income taxes	731

Total operating expenses	49,819

Operating loss	(9,803)
Other Income	355
Interest expense	3

Loss before income taxes	(9,451)
Income tax benefit	3,846

Net loss	$(5,605)

December 31, 2004

Allegheny Ventures, Inc.
Consolidated Balance Sheet
(In thousands)
(Unaudited)

As of December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$7,562
Accounts receivable:
Customer	2,147
Other	2,132
Allowance for uncollectible accounts	(386)
Materials and supplies	2,987
Deferred income taxes	2,209
Taxes receivable	4,428
Other	173

Total current assets	21,252
Property, plant and equipment:
In service, at original cost	43,068
Accumulated depreciation	(8,698)

34,370
Construction work in progress	1,058

Total property, plant and equipment	35,428
Investments and other assets:
Nonutility investments	3,589
Other	370

Total investments and other assets	3,959
Deferred charges:
Deferred income taxes	20,430
Other	58

Total deferred charges	20,488
Total assets	$81,127

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$2,273
Accounts payable to affiliates, net	1,107
Other	2,565

Total current liabilities	5,945
Deferred credits and other liabilities	1,294
Stockholder’s equity:
Common stock	1
Other paid-in capital	210,156
Retained deficit	(136,269)

Total stockholder’s equity	73,888
Total liabilities and stockholder’s equity	$81,127